UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant’s name into English)

2 Leonardo Da Vinci Street, 24th Floor
Tel Aviv, Israel 6473309
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On June 29, 2026, Perion Network Ltd. (the “Registrant”) published an updated investors presentation on its website, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K and the information incorporated herein by reference, including the exhibit attached hereto, are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-262260, 333-266928, 333-272972, 333-279055, 333-282649, 333-284011, 333-287426, and 333-295041).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: June 29, 2026